Exhibit 99.1

Mountain Province Diamonds Shareholders Approve Kennady Diamonds Spin-out

99.5% Vote in Favour of Spin-out

Shares Issued and Outstanding: 80,715,558
TSX: MPV
NYSE- AMEX: MDM

TORONTO and NEW YORK, April 26, 2012 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV) (NYSE-AMEX: MDM) is pleased to announce that its shareholders have voted 99.5% in favour of the proposed spin-out of Kennady Diamonds Inc. ("Kennady Diamonds") at a special meeting of shareholders held yesterday, April 25, 2012.

The spin-out will be completed through a plan of arrangement and remains subject to final court and regulatory approval. An application has been submitted to the TSX Venture Exchange for the listing of the common shares of Kennady Diamonds under the trading symbol KDI following the completion of the plan of arrangement. Mountain Province anticipates receiving final court approval during the first week of May, 2012. Subject to final court and regulatory approval, Mountain Province expects the shares of Kennady Diamonds to commence trading prior to the end of May, 2012.

Under the plan of arrangement, 100% of the Company's Kennady North Project will be transferred to Kennady Diamonds together with working capital in the amount of C$3M. Mountain Province intends distributing 100% of the shares of Kennady Diamonds to Mountain Province shareholders on the basis of one Kennady Diamonds share for every five shares of Mountain Province held by shareholders as of the effective date, which will be set following receipt of final court and regulatory approval.

Mountain Province will shortly provide further guidance on the effective date of the plan of arrangement.

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About Kennady Diamonds
The Kennady North project comprises thirteen leases and claims located to the west and north of the four leases controlled by the Gahcho Kué Joint Venture between De Beers Canada Inc. (51%) and Mountain Province (49%).

Exploration at Kennady North commenced in the late 1990's and resulted in the discovery of the diamondiferous Kelvin, Faraday and Hobbes kimberlites. The number of diamonds recovered from these kimberlites and the size-frequency distribution indicate that they may be of comparable grade to the 5034 (1.77 carats per tonne) and Hearne (2.10 carats per tonne) kimberlites at the Gahcho Kué JV. Exploration samples from Kelvin and Faraday returned a relatively large number of macro diamonds with the two largest being a 0.4 carat diamond from Faraday and a 0.09 carat diamond from Kelvin.

The known kimberlites at Kennady North do not explain all the kimberlitic indicators previously recovered from glacial till sampling. Exploration at Kennady North was suspended in 2004 when Mountain Province focused the Company's attention on the Gahcho Kué pre-feasibility and feasibility studies.

Exploration at Kennady North recommenced during 2011 with a 50-meter line-spacing airborne gravity gradiometry (AGG) survey over the entire 123.6 square kilometer project area. The survey identified 106 geophysical targets.  The Company has also completed a 560-line-kilometre total magnetic field (MAG) ground survey over the 106 geophysical targets identified by the AGG survey. The high priority targets identified through the AGG and MAG surveys will be scheduled for drilling as soon as a land use permit is obtained.

About Mountain Province Diamonds
Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and highest grade new diamond development project. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

The Gahcho Kué project is currently the subject of an environmental review, which is expected to be completed in late 2012. Subject to successful permitting, development of the first mine at Gahcho Kué is expected to commence in 2013.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:00e 26-APR-12